CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the period ended July 31, 2006 should be read in conjunction with the July 31, 2006 consolidated financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is September 26, 2006. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

In March 2006, the Company received an intention by U.S. Gold Corporation to acquire all of the Company’s outstanding common shares. The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold Corporation. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer.

Following the Company’s Annual General & Special Meeting held on July 11, 2006, Mr. Louis Wolfin, founder of Coral Gold was appointed President of the Company. Mr. Wolfin brings many years of experience to the office of President, a position he has held in the past with great success. Mr. Matt Wayrynen, former President, stepped down from the Board and was Vice President of the Company.

Robertson Property

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain - Eureka Trend (Cortez Trend) in Lander County, Nevada. The Report was prepared in accordance with the requirements of National Instrument 43-101 by Robert T. McCusker, Consulting Geologist, a “qualified persons” as required by National Instrument 43 - 101.

The measured, indicated and inferred gold resources currently estimated for the four gold zones in the Robertson core area are 212,000 oz measured, 487,000 oz indicated and 434,000 oz inferred. Previous calculations of the resources (which predate implementation of National Instrument 43-101) estimated a total indicated resources of 583,700 oz. Incorporation of results from the 3 drill programs in 2004 and 2005 in a new block model has therefore substantially increased the estimate of the resources at Robertson. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The gold resources at the Robertson Property occur in four zones: 39A/Gold Pan; Porphyry; Altenburg Hill and the Distal Zone. The zones are close to each other (less than 1 km), but to date have been drilled and evaluated to varying degrees of intensity. Porphyry has been the most closely drilled (closer than 30 metres in most cases). It has also undergone more metallurgical test work than the other zones. The 39A/Gold Pan has also been closely drilled, but has so far had less metallurgical test work. Altenburg Hill is more widely drilled and the Distal target has the least drilling to date. Thus the qualified persons were able to generate MEDSYSTEM block models for Porphyry and 39A/Gold Pan for which measured and indicated resources were calculated in accordance with CIM definitions, as required by NI 43-101. The resources were estimated within Lerchs - Grossmann Pit Shells and the gold price was varied from $400 - $600 per ounce. Parameters used to determine block dollar value included recovery, gold price, percent oxidation, mining and capital costs.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

Within the 39A/Gold Pan zone various blocks are currently too far from existing drill holes to meet measured and indicated criteria and these resources are therefore classified as inferred. Similarly, the resources at Altenburg Hill and Distal have not to date been sufficiently evaluated to permit categorization as measured and indicated.

The full text of the Report has been filed with applicable securities regulatory authorities and can be obtained at www.sedar.com or www.coralgold.com.

Drilling on the Robertson Property began on April 30, 2006, after a series of weather related delays. The drilling program is designed to expand the 39A/Gold Pan mineral resource and test a number of new targets. Drilling began in areas covered by the 2005 amended Plan of Operation. The start-up program consists of 12 RC holes totalling approximately 11,300 ft. with depths ranging from 700 ft. to 900 ft. A new amendment to the Robertson Plan of Operations has been submitted to the Bureau of Land Management and Nevada Department of Environmental Protection.

The new amendment covers an additional 33 RC holes and 12 diamond core holes that will focus on expanding known mineral resources and provide samples for new metallurgical and geotechnical studies. Total footage, including the on-going program is estimated to be 40,000 ft. of RC and 12,000 ft. of core drilling. Of this total, six offset holes are planned in the emerging Distal Zone inferred mineral resource, where previous drilling encountered 10 ft. averaging 0.906 oz Au/ton from 800 ft. Offset drilling in 2005 of this hole returned 35 ft. that averaged 0.262 oz Au/ton from 945 ft. The cost of these programs is expected to be $1.5 million.

As part of the $2 million budgeted for exploration for the Lower Plate sequence at Robertson, Coral will do a detailed gravity survey over the western half of the Robertson property in order to define the subsurface geological framework and to locate areas where the upper plate of the Roberts Mountains thrust fault is thinnest. Drilling by the US Geological Survey less than 2,000 ft. from the Robertson claim block intersected limestone in the lower plate of the thrust. In addition, a cluster of surface rock chip samples taken in this area returned anomalous gold values reaching up to 2.0 ppm, arsenic values over 5,000 ppm and numerous samples with mercury values exceeding 2.0 ppm. The highest of these anomalous values occur along a series of NNW striking faults on the Robertson Property. The strike of these faults is similar to that of the near-by Pipeline fault, a major control of mineralization in the Pipeline/South Pipeline deposits. Once the geology and interpreted geophysical data are integrated into sub-surface geologic model, the highest priority deep targets will be drill tested.

Work is also underway on developing the subsurface geological framework and refining drill targets for the alluvial-covered area of lower Triplet Gulch and the Ruf claims. Previous wide spaced drilling in the area has returned numerous ore-grade intersections which have not been followed up. Coral owns a 100% interest in the claims covering Triplet Gulch and a 67% interest in Ruf claims. As part of developing drill targets in this area, Coral is planning approximately 10-line- miles of IP/resistivity (or CSAMT). Preliminary geological work, together with geophysics and follow-up RC drilling are expected to cost $250,000.

In May 2006, the Company received assay results from the first four holes drilled at its Robertson Property in the Battle Mountain - Cortez - Eureka gold belt of north-eastern Nevada USA. The drill program is being directed by Robert McCusker, a qualified person under N.I. 43-101. Principal gold intersections from the holes were as follows: (note CR 06-01 has not yet been drilled)

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

CR 06-02	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	75	105	30	0.028
	550	595	45	0.185
Including	(550	585)	30	0.256

CR 06-03	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	420	435	15	0.034
	605	655	50	0.079
Including	(625	650)	25	0.131

All four holes were drilled within the 39A/Gold Pan Zone.

CR 06-04	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	490	675	185	0.053
Including	(560	620)	60	0.092

CR 06-05	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	630	665	35	0.027
	680	755	75	0.102
Including	(705	755)	50	0.129

CR 06-02 and CR 06-03 offset previous intercepts in holes AT-65 and AT-66, which intersected 105 ft/0.036 from 480 ft and 50 ft/0.069 oz Au/t from 545 ft, respectively. CR 06-02 was collared 125 ft northeast of AT-65 and 105 ft southeast of AT-66 and CR 06-03 was collared 142 ft east of AT-66.

CR 06-04 and CR 06-05 were designed to fill in wide gaps between existing drill holes. CR 06-04 was drilled between AT-57, which cut 265 ft averaging 0.081 oz Au/t and AT-66, which cut 55 ft averaging 0.067 oz Au/t. Similarly, CR 06-05 filled an important gap between AT-40, which returned 125 ft averaging 0.080 oz Au/t, and AT-50, which returned 30 ft averaging 0.027 oz Au/t.

Hole CR 06-04 is located 100 ft east of AT-57 and 100 ft north of At-66. CR 06-05 is located 100 ft southeast of AT-44 and 105 ft southwest of AT-40.

The four RC drill holes were all vertical and reported intercepts represent true thickness.

In June 2006 the Company received results from holes CR06-7 and CR06-9 which are part of the current drill program.

Both holes are along the east side of the 39A Zone. Results were as follows:

Hole No.	Depth	From(ft)	To(ft)	Width(ft)*	Assay(oz/ton)
CR06-7	765	875	110	0.043	(0.01 Cut off)
includes	815	875	60	0.067	(0.015 Cut off)

CR06-9	690	820	130	0.050	(0.015 Cut off)
includes	690	700	10	0.277

Both holes were vertical. The 39A Zone is flat lying - thus intersections are true thickness.

Hole CR06-12 was drilled along the west edge of the grid in an attempt to off set the high-grade in AT-51.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

Holes CR06-6 and 11 were collared along the east side of the 39A zone. Results suggest that mineralization is decreasing in both grade and thickness from west to east between CR06-9 (130 ft/0.05 oz Au/t from 685 ft) and CR06-11 (15ft/0.032 oz Au/t from 700 ft followed by 60ft/0.027 oz Au/t from 745), a horizontal distance between holes of about 105 ft. A similar decrease in grade also occurred between AT-40 (125 ft/0.080 oz Au/t from 665 ft) and CR06-6 (35 ft/0.021 oz Au/t from 710 ft followed by 90 ft/0/.027 oz Au/t from 770 ft), a horizontal distance between holes of 125 ft.

Hole CR06-8 was collared along the northeast edge of the current drill grid. The hole encountered some significant grade and more clearly defines a NE trend as an important direction controlling high-grade.

The principal intersections of gold mineralization were calculated using a cut off grade of 0.015 oz Au/t to calculate the average grade and thickness of the gold bearing zones as follows:

Hole No.	Depth	From(ft)	To(ft)	Width(ft)*	Gold Grade(oz/ton)
CR06-6	710	745	35	0.021
including	770	860	90	0.027

CR06-8	310	345	35	0.046
	470	505	35	0.011
	615	740	125	0.083
including	685	735V	50	0.149

CR06-11	700	715	15	0.032
	745	805	60	0.027
	880	890	10	0.072

CR06-12	410	465	45	0.017
	610	645	35	0.046
including	610	615	5	0.210

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

Bob McCusker concludes the holes completed so far this year certainly provide better definition of the distribution of higher grade gold which may help to define important “feeder” structures.

In July 2005, the Company received the results from holes CR06-10, CR06-13, CR06-14, and CR06-15.

Holes CR06-10 and CR06-13 were drilled along the northwest side of the 39A zone in order to delineate the margin of the zone.

Holes CR06-14 and 15 were drilled in the southern part of the 39A zone along the east margin of the zone (as defined to date). They indicate hole CR06-14 (65ft/0.067 oz Au/t) and hole CR06-15 (35ft/0.082 oz Au/t) that mineralization remains open for further expansion to the east.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

The principal intersections of gold mineralization were calculated using a cut-off grade of 0.015 ounce per ton Au (except where indicated) to calculate the average grade and thickness of the gold-bearing zones as follows:

Hole No.	From (ft)	To (ft)	Thickness (ft)	Gold Grade oz/ton
CR06-10	405	450	45	0.043
	520	535	15	0.027
	605	620	15	0.053

CR06-13	90	125	35*	0.025
	300	365	65	0.022
	395	420	25	0.028
	485	520	35	0.032
	595	640	45	0.034

CR06-14	105	115	10	0.075
	565	630	65	0.067

CR06-15	630	650	20	0.041
	665	700 (TD)	35	0.082

*Oxide mineralization; grade/thickness calculated using 0.01 oz Au/t cutoff grade.

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

Norma Sass Property

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling has commenced on the Lander Ranch target area and Agnico-Eagle plans to drill 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  Agnico-Eagle is prepared to extend the program if favorable results are obtained.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Results of operations

Three months ended July 31, 2006 compared with the three months ended July 31, 2005

General and administrative expenses

General and administrative expenses totaled $405,644 for the quarter ended July 31, 2006 compared with $138,456 for the quarter ended July 31, 2006, an increase of $267,188. This was primarily a result of increases of $173,434 in legal fees and $47,480 in consulting fees which in turn were primarily due the review of the Robertson property and due diligence of the US Gold offer. The remainder of the increase was due to increases of $30,580 in investor relations and shareholder information, $10,300 in management fees, $1,321 in office and miscellaneous charges, $3,708 in transfer agent fees and $9,827 in travel costs which were offset by decreases of $1,941 in listing and filing fees and $7,543 in salaries and benefits. There was no stock-based compensation recorded in either period. The increase in management fees is due to the hiring of a Chief Financial Officer in the quarter preceding the quarter ending July 31, 2006. Investor relations and shareholder information costs were higher in the current quarter because of increased efforts to promote the company and an investor relations agreement that did not exist in the previous years’ quarter.

Loss for the period

The loss for the quarter ended July 31, 2006 was $363,147 compared with a loss of $149,817 for the quarter ended July 31, 2005, an increase of $213,330. This is due to the reasons discussed above for general and administrative expenses in conjunction with other items that reduced the loss. There was an increase in interest income of $41,46, a recovery of bad debt of $3,464 and a decrease in foreign exchange losses of $8,925.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

Six months ended July 31, 2006 compared with the six months ended July 31, 2005.

Head office-general and administrative expenses

General and administrative expenses totaled $655,705 for the six month period ended July 31, 2006 compared with $329,443 for the six month period ended July 31, 2005, an increase of $326,262. The overall increase in expenses is primarily due to the same reasons as noted in the quarterly comparison above. Additional items that contributed to the increase in loss were $50,000 in directors’ fees and an increase of $23,830 in listing and filing fees. The directors’ fees were a result of the extra time and effort required of the special committee members in addressing the US Gold’s buyout offer. Higher listing and filing fees were a direct result of the private placement that was closed and sustaining fees to the TSX Venture Exchange. There was also a $36,400 stock based compensation expense that was recorded in the six month period ended July 31, 2005 compared to $nil in the current period which helped lessen the overall increase in costs.

Loss for the period

Loss for the six months ended July 31, 2006 was $586,683 compared with a loss of $330,286 for the six months ended July 31, 2005, an increase of $256,397. The primary reasons for the increase in the loss for the current six month period are the increased administrative expenses of approximately $326,262 as discussed above offset by an increase in interest revenue of $65,071. Other items, which consist of a bad debt recovery of $3,464 and a decrease in foreign exchange losses of $1,327, helped to reduce the overall increase in loss for the period.

Summary of Quarterly Results

	2006	2006	2006	2005	2005	2005	2005	2004
Period ended	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3
Loss for the period	$(363,147)	$(223,536)	$(2,568,935)	$(168,253)	$(149,817)	$(180,467)	$(472,890)	$(195,850)
Loss per share	(0.05)	(0.04)	(0.51)	(0.03)	(0.03)	(0.04)	(0.10)	(0.04)
Total assets	15,270,553	15,458,354	11,385,912	10,804,393	10,501,557	10,591,164	10,749,628	10,730,245

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. Most recently, general and administrative expenses have risen due to the review of the Robertson property and due diligence for the US Gold offer. This is most apparent in the increase in loss from Q1-April 30, 2006 to Q2-July 31, 2006. The quarter ending January 31, 2006 also rose sharply due to future income tax expense which were either not present or much less in the prior quarters. The quarters that stock-based compensation significantly impacts are Q4-January 31, 2005 for $343,000, Q1-April 30, 2005 for $36,400 and Q4-2006 for $1,019,700.

Total assets generally trend downward during the periods when there are no funds raised through private placements. Total assets started increasing in Q3-October 31, 2005 due to the purchase of Marcus Corporation with common shares, followed by cash raised from the exercising of stock options and warrants and a private placement in the next two quarters. The most recent quarter has resumed the downward trend due to significant exploration activities and is expected to continue until such time that additional funds are raised.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

Liquidity and capital resources

At July 31, 2006, the Company had cash and cash equivalents of $3,974,850 and working capital of $3,703,767. During the six month period ended July 31, 2006, the Company raised gross proceeds of $4,500,000 through a private placement of 1,500,000 shares at a price of $3.00 per share. The Company also raised proceeds of $322,688 from the exercising of 123,444 warrants and $47,475 from the exercising of 11,250 stock options. The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests and expand on its exploration program, the Company will likely be required to raise new equity capital in the future. The Company invested $537,376 during the six months ended July 31, 2006 on mineral exploration, of which the entire amount was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the six months ended July 31, 2006 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$58,281 (2005: $92,006) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$45,000 (2005: $45,000) management fees to a private company controlled by a Director;

iii)	$15,000 (2005: $15,000) in consulting fees to a private company owned by a Director; and

iv)	$50,000 (2005: $Nil) in directors fees to directors of the Company.

b)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $1,414 (2005 - $Nil) from a company controlled by a Director and $13,124 (2005 - $31,427 due from a public company with common management and common directors.

c)
Advances payable include $17,000 (2005 - $19,333) due to Directors in regards to past directors’ fees; $22,676 (2005 - $32,540) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $5,325 (2005 - $Nil) to an officer of the Company in regards to management fees and $1,036 (2005 - $Nil) to a private company controlled by a Director of the Company for expense reimbursements.

d)
Of the $525,000 included in accounts payable and accrued liabilities as at January 31, 2006 and payable to a director of the Company, $300,000 has been paid to the director in the six month period ending July 31, 2006. The balance still owing and included in accounts payable and accrued liabilities as of July 31, 2006 is $225,000.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

e)
The loan receivable of $83,000 (2005: $83,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the quarter, $22,500 was paid to the President for his services as director and officer of the Company, $7,500 was paid to a Director for his consulting services, $12,800 was paid to the V.P. Explorations for his services as a director and geological consultant, $10,300 was paid to the Chief Financial Officer for his services as an officer of the Company and $2,491 was paid to the Secretary for her services as an officer of the Company.

Changes in accounting policies

None.

Outstanding share data

At July 31, 2006 there were 6,755,460 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	279,150
$1.70	April 12, 2010	30,000
$3.55	December 12, 2010	363,000
		672,150

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$3.10	October 12, 2006	333,900
$3.60	November 17, 2006	192,500
$3.90	December 19, 2006	100,000
$2.00	September 15, 2007	113,134
		739,534

Commitments

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

Subsequent events

Subsequent to the period end, the Company granted incentive stock options for the purchase of up to 280,000 shares at a price of $3.92 per share exercisable on or before September 5, 2011 to directors, officers, employees and consultants of the Company.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD JULY 31, 2006

The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”) to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

Subsequent to July 31, 2006 the Company renewed a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.

Subsequent to July 31, 2006 the Company has had 1,000 share purchase warrants exercised for total proceeds of $3,100.